Exhibit 99.1

Sky-mobi Limited Announces Extraordinary General Meeting of Shareholders

HANGZHOU, China, October 12, 2016 — Sky-mobi Limited (“Sky-mobi” or the “Company”) (Nasdaq: MOBI), a mobile application platform and game publisher in China, today announced that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on November 16, 2016 at 10:00 a.m. (Beijing time), at 10/F, Building B, United Mansion, No. 2 Zijinghua Road, Hangzhou, Zhejiang, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger, dated August 22, 2016 (the “Merger Agreement”), among the Company, Amber Shining Investment Limited (“Parent”), an exempted company with limited liability incorporated under the laws of the Cayman Islands, and Power Rich Limited (“Merger Sub”), an exempted company with limited liability incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent, and the plan of merger required to be filed with the Registrar of Companies of the Cayman Islands, substantially in the form attached as Annex A to the Merger Agreement (the “Plan of Merger”) and the transactions contemplated thereby, including the Merger (as defined below).

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company with the Company continuing as the surviving company and becoming a wholly owned subsidiary of Parent (the “Merger”). If consummated, the Merger would result in the Company becoming a privately-held company and its American depositary shares (the “ADSs”) would no longer be listed on the NASDAQ Global Market and the ADS program would be terminated. The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the Company’s board of directors, recommends that the shareholders and ADS holders vote FOR, among other things, the proposal to approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, including the Merger.

Shareholders of record as of the close of business in the Cayman Islands on October 24, 2016 will be entitled to attend and vote at the EGM and any adjournment thereof. The record date for ADS holders entitled to instruct Citibank, N.A., the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on October 12, 2016. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3 and the proxy statement attached as Exhibit (a)-(1) thereto, as amended, filed with the U.S. Securities and Exchange Commission (the “SEC”), which can be obtained, along with other filings containing information about the Company, the proposed Merger and related matters, without charge, from the SEC’s website (www.sec.gov). SHAREHOLDERS AND ADS HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE PROPOSED MERGER AND RELATED MATTERS.

The Company and certain of its directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be “participants” in the solicitation of proxies from the shareholders with respect to the proposed Merger. Information regarding the persons who may be considered “participants” in the solicitation of proxies is set forth in the Schedule 13E-3 transaction statement relating to the proposed Merger and the definitive proxy statement attached thereto. Further information regarding persons who may be deemed participants, including any direct or indirect interests they may have, is also set forth in the definitive proxy statement.

This announcement is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About Sky-mobi Limited

Sky-mobi Limited is a mobile application platform and game publisher in China. The Company works with handset companies to pre-install its Maopao App Store and other Maopao applications on handsets and with content providers to provide users with applications and content titles. Users of Maopao App Store can browse, download and enjoy a range of applications and content, such as single-player games, mobile music and books on various mobile handsets with different hardware and operating system configurations. The Company also publishes domestic and foreign game titles through its own Maopao App Store platform and third party platforms. The Company's mobile social network community in China, the Maopao Community, offers mobile social games as well as applications and content with social networking functions to its registered users. The Company is based in Hangzhou, China. For more information, please visit: www.sky-mobi.com.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by such terms as "may," "will," "believes," "expects," "anticipates," "intends," "estimates," "plans," "continues" or other similar expressions, the negative of these terms, or other comparable terminology. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and its industry. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

For further information, please contact:

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com